MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED MARCH 31, 2017

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2 Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com www.firstmajestic.com

First Majestic Silver Corp. 2017 First Quarter Report	Page 2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or “the Company”) for the three months ended March 31, 2017 and audited consolidated financial statements for the year ended December 31, 2016, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences. This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company as of May 3, 2017 unless otherwise stated.

COMPANY OVERVIEW

First Majestic is a mining company focused on silver production in México and is aggressively pursuing the development of its existing mineral property assets and acquiring new assets which contribute to the Company achieving its corporate growth objectives. During the quarter ended March 31, 2017, the Company owned and operated six producing silver mines: the Santa Elena Silver/Gold Mine, La Encantada Silver Mine, La Parrilla Silver Mine, Del Toro Silver Mine, San Martin Silver Mine and the La Guitarra Silver Mine.

First Majestic is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR”, on the Mexican Stock Exchange under the symbol “AG” and on the Frankfurt Stock Exchange under the symbol “FMV”.

SANTA ELENA SILVER/GOLD MINE
LA ENCANTADA SILVER MINE
PLOMOSAS SILVER PROJECT
LA JOYA SILVER PROJECT
LA PARRILLA SILVER MINE
DEL TORO SILVER MINE
SAN MARTIN SILVER MINE
LA LUZ SILVER PROJECT
LA GUITARRA SILVER MINE

First Majestic Silver Corp. 2017 First Quarter Report	Page 3

2017 FIRST QUARTER HIGHLIGHTS

Key Performance Metrics	2017-Q1	2016-Q4	Change Q1 vs Q4	2016-Q1	Change Q1 vs Q1
Operational
Ore Processed / Tonnes Milled	822,336	844,155	(3%)	789,591	4%
Silver Ounces Produced	2,708,978	2,819,708	(4%)	3,074,173	(12%)
Silver Equivalent Ounces Produced	4,267,350	4,380,477	(3%)	5,083,095	(16%)
Cash Costs per Ounce (1)	$6.68	$6.49	3%	$5.00	34%
All-in Sustaining Cost per Ounce (1)	$12.21	$12.90	(5%)	$8.97	36%
Total Production Cost per Tonne (1)	$44.72	$42.13	6%	$42.72	5%
Average Realized Silver Price per Ounce (1)	$17.55	$17.10	3%	$15.08	16%

Financial (in $millions)
Revenues	$69.1	$66.2	4%	$66.5	4%
Mine Operating Earnings (2)	$10.0	$9.9	1%	$9.4	7%
Net Earnings (Loss)	$2.7	$1.8	50%	($7.4)	137%
Operating Cash Flows before Working Capital and Taxes (2)	$26.6	$23.4	14%	$25.0	6%
Cash and Cash Equivalents	$127.6	$129.0	(1%)	$61.7	107%
Working Capital (1)	$136.8	$130.6	5%	$57.8	137%

Shareholders
Earnings (Loss) per Share ("EPS") - Basic	$0.02	$0.01	50%	($0.05)	135%
Adjusted EPS (1)	$0.02	($0.01)	325%	$0.03	23%
Cash Flow per Share (1)	$0.16	$0.14	13%	$0.16	1%

(1)
The Company reports non-GAAP measures which include cash costs per ounce produced, all-in sustaining cost per ounce, total production cost per tonne, average realized silver price per ounce sold, working capital, adjusted EPS and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 29 to 33 for a reconciliation of non-GAAP to GAAP measures.

(2)
The Company reports additional GAAP measures which include mine operating earnings and operating cash flows before working capital and taxes. These additional financial measures are intended to provide additional information and do not have a standardized meaning prescribed by IFRS. See “Additional GAAP Measures” on page 33.

First Quarter Production Summary	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Ore Processed / Tonnes Milled	230,050	266,510	140,592	79,108	69,563	36,514	822,336
Silver Ounces Produced	581,425	707,479	479,875	340,958	410,082	189,159	2,708,978
Silver Equivalent Ounces Produced	1,369,875	708,959	667,431	682,219	522,672	316,195	4,267,350
Cash Costs per Ounce	$1.54	$10.83	$9.96	$2.64	$6.42	$6.36	$6.68
All-in Sustaining Cost per Ounce	$4.61	$12.07	$13.86	$7.95	$8.66	$11.83	$12.21
Total Production Cost per Tonne	$52.90	$27.92	$43.22	$51.58	$61.28	$75.33	$44.72

Operational

•
In the first quarter, the Company produced 2,708,978 ounces of silver and 4,267,350 ounces of total silver equivalents, a decrease of 4% and 3%, respectively, compared to the previous quarter. The decrease in production was primarily attributed to a 3% decrease in tonnes milled due to a breakdown of one of the four power generators at Santa Elena, causing a temporary reduction in the mill feed from the heap leach pad in the month of February. The generator was successfully replaced in late February allowing the heap leach pad to return to normal operations in March.

•
Cash cost per ounce in the quarter was $6.68, an increase of 3% or $0.19 per ounce compared to the previous quarter. The increase in cash cost per ounce was primarily due to higher energy costs attributed to Mexico's Energy Reforms, which first became law in August 2014, and the resulting gas deregulation effective January 2017 causing reduction in energy subsidies. Since the beginning of the year, diesel and electricity costs have increased by approximately 20% to 30%. Cash cost per ounce was also affected by lower silver production in the quarter.

First Majestic Silver Corp. 2017 First Quarter Report	Page 4

•
All-in sustaining cost per ounce (“AISC”) in the first quarter was $12.21, a decrease of 5% or $0.69 per ounce compared to the previous quarter. The decrease in AISC was primarily attributed to a decrease in sustaining capital expenditures due to a slower than expected initiation of exploration and development activities at the beginning of the year. Sustaining costs are expected to increase in the next quarter to catch up with program targets for 2017.

•
The Company's underground development in the first quarter consisted of 13,571 metres, a 9% decrease compared to 14,918 metres completed in the previous quarter. The Company also completed 29,000 metres of diamond drilling in the quarter, representing an 18% decrease compared to 35,247 metres in the prior quarter. The decrease in development and exploration activities compared to the previous quarter was due to delays while securing surface access agreements and obtaining the environmental permits to drill on surface.

Financial

•
Generated revenues of $69.1 million in the quarter, an increase of 4% compared to the first quarter of 2016 primarily due to a 16% increase in average realized silver price, partially offset by 15% decrease in silver equivalent ounces sold.

•	The Company recognized mine operating earnings of $10.0 million compared to $9.4 million in the first quarter of 2016. The increase in mine operating earnings was driven by higher silver prices.

•
The Company generated net earnings of $2.7 million (EPS of $0.02) compared to a net loss of $7.4 million (loss per share of $0.05) in the first quarter of 2016. The increase of $10.2 million in net earnings were primarily attributed to one-time charges in the prior year including: 1) a one-time net $6.7 million deferred tax expense recognized in the first quarter of 2016 related to the value of tax loss carryforwards being written off as a result of applying previous tax loss carryforwards against deconsolidation tax liabilities; and 2) a $3.5 million loss related to prepayment of interest expenses embedded in the early settlement of BAML prepayment facilities in the first quarter of the prior year.

•
Adjusted net earnings for the quarter was $3.7 million (adjusted EPS of $0.02), after excluding non-cash and non-recurring items including share-based payments, gain or loss from marketable securities, and deferred income tax expense (see "Adjusted EPS" on page 32).

•
Cash flow from operations before movements in working capital and income taxes in the quarter was $26.6 million ($0.16 per share) compared to $25.0 million ($0.16 per share) in the first quarter of 2016. The increase was primarily attributed to higher metal prices. The average realized silver price in the first quarter was $17.55 per ounce, an increase of 16% compared to $15.08 per ounce in the first quarter of 2016.

Others

•
In February, an armed robbery occurred at the San Martin operation and a total of 57.5 doré bars, or approximately 60,000 silver equivalent ounces, were stolen. The Federal authorities were called to assist in the investigation and, since then, the Company has successfully recovered 18.5 of the stolen doré bars. The Company maintains insurance against these types of criminal acts and has recovered 99% of the full value of the lost inventory.

First Majestic Silver Corp. 2017 First Quarter Report	Page 5

OVERVIEW OF OPERATING RESULTS

Selected Production Results for the Past Eight Quarters

	2017	2016				2015
Production Highlights	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Ore processed/tonnes milled
La Encantada	266,510	235,039	247,858	209,039	189,140	242,109	252,377	189,811
La Parrilla	140,592	153,309	147,414	157,871	151,916	149,504	166,815	178,736
Del Toro	79,108	82,767	86,646	80,739	86,869	111,448	124,093	162,089
San Martin	69,563	76,848	75,228	69,863	75,863	83,442	87,883	89,506
La Guitarra	36,514	38,422	39,092	34,917	43,265	42,249	43,864	42,494
Santa Elena	230,050	257,771	241,996	245,753	242,539	254,625	—	—
Consolidated	822,336	844,155	838,233	798,182	789,591	883,377	675,032	662,637
Silver equivalent ounces produced
La Encantada	708,959	569,504	687,841	623,070	832,957	716,023	669,994	605,299
La Parrilla	667,431	699,497	739,026	948,552	1,001,359	1,051,679	919,167	985,107
Del Toro	682,219	680,802	707,524	682,443	578,556	586,672	750,458	1,159,484
San Martin	522,672	573,349	562,096	492,669	580,922	576,675	766,733	696,580
La Guitarra	316,195	386,713	397,627	375,464	363,884	382,953	451,684	356,089
Santa Elena	1,369,875	1,470,612	1,430,506	1,559,410	1,725,417	1,506,405	—	—
Consolidated	4,267,350	4,380,477	4,524,619	4,681,608	5,083,095	4,820,408	3,558,035	3,802,558
Silver ounces produced
La Encantada	707,479	567,930	685,478	622,321	830,787	714,057	668,124	602,869
La Parrilla	479,875	497,466	547,913	599,526	575,969	605,605	585,414	620,839
Del Toro	340,958	343,894	446,137	399,520	311,400	331,225	424,413	664,969
San Martin	410,082	510,423	500,441	411,686	480,413	485,227	642,473	597,328
La Guitarra	189,159	239,788	263,235	206,262	214,312	245,358	272,885	230,499
Santa Elena	581,425	660,207	671,423	605,615	661,292	673,969	—	—
Consolidated	2,708,978	2,819,708	3,114,627	2,844,930	3,074,173	3,055,442	2,593,309	2,716,503
Cash cost per ounce
La Encantada	$10.83	$13.87	$11.20	$12.41	$8.49	$11.00	$12.64	$14.65
La Parrilla	$9.96	$10.22	$7.70	$7.33	$5.39	$7.18	$10.11	$10.72
Del Toro	$2.64	$2.80	$3.41	$7.90	$9.52	$9.25	$8.91	$4.34
San Martin	$6.42	$6.94	$7.05	$8.67	$5.83	$7.20	$5.62	$6.25
La Guitarra	$6.36	$7.74	$6.93	$5.93	$8.27	$7.02	$3.62	$6.74
Santa Elena	$1.54	($1.43)	($0.81)	($2.86)	($3.34)	($2.84)	$—	$—
Consolidated	$6.68	$6.49	$5.84	$6.41	$5.00	$6.04	$8.77	$8.74
All-in sustaining cost per ounce
La Encantada	$12.07	$16.53	$12.81	$13.85	$9.33	$14.29	$16.01	$18.32
La Parrilla	$13.86	$15.34	$10.65	$9.43	$7.06	$9.98	$14.43	$14.48
Del Toro	$7.95	$8.43	$6.01	$10.05	$10.76	$11.30	$11.89	$6.97
San Martin	$8.66	$10.01	$9.92	$10.20	$7.52	$9.83	$8.87	$9.62
La Guitarra	$11.83	$15.99	$13.60	$10.34	$12.91	$14.24	$9.68	$13.32
Santa Elena	$4.61	$1.64	$1.82	$1.81	$1.68	$1.44	$—	$—
Consolidated	$12.21	$12.90	$10.52	$10.97	$8.97	$11.28	$14.41	$14.49
Production cost per tonne
La Encantada	$27.92	$32.96	$30.18	$35.13	$34.91	$30.92	$31.93	$44.21
La Parrilla	$43.22	$41.92	$41.20	$37.12	$35.29	$38.99	$40.61	$46.49
Del Toro	$51.58	$52.45	$48.15	$52.95	$53.30	$45.22	$47.58	$42.99
San Martin	$61.28	$56.70	$59.39	$65.75	$53.32	$54.22	$58.71	$56.09
La Guitarra	$75.33	$78.31	$79.68	$87.01	$66.88	$57.02	$52.92	$54.58
Santa Elena	$52.90	$37.57	$44.75	$43.89	$42.05	$44.45	$—	$—
Consolidated	$44.72	$42.13	$43.11	$44.97	$42.72	$41.44	$41.81	$46.80

First Majestic Silver Corp. 2017 First Quarter Report	Page 6

Operating Results – Consolidated Operations

Key Performance Metrics	2017-Q1	2016-Q4	2016-Q1	Change Q1 vs Q4	Change '17 vs '16
Production
Ore processed/tonnes milled	822,336	844,155	789,591	(3%)	4%
Average silver grade (g/t)	136	137	161	(1%)	(16%)
Recovery (%)	75%	76%	75%	(1%)	0%

Total silver ounces produced	2,708,978	2,819,708	3,074,173	(4%)	(12%)
Total payable silver ounces produced	2,653,353	2,755,180	2,993,547	(4%)	(11%)
Gold ounces produced	15,047	14,743	16,870	2%	(11%)
Pounds of lead produced	7,453,972	7,684,876	8,637,429	(3%)	(14%)
Pounds of zinc produced	871,596	1,190,713	4,030,810	(27%)	(78%)
Total production - ounces silver equivalent	4,267,350	4,380,477	5,083,095	(3%)	(16%)

Underground development (m)	13,571	14,918	10,007	(9%)	36%
Diamond drilling (m)	29,000	35,247	6,697	(18%)	333%

Costs
Mining cost per ounce	$4.84	$4.79	$4.10	1%	18%
Milling cost per ounce	6.05	5.27	5.07	15%	19%
Indirect cost per ounce	2.96	2.85	2.10	4%	41%
Total production cost per ounce	$13.86	$12.91	$11.27	7%	23%
Transport and other selling costs per ounce	0.30	0.23	0.40	30%	(25%)
Smelting and refining costs per ounce	1.41	1.63	2.16	(13%)	(35%)
Environmental duty and royalties per ounce	0.11	0.12	0.11	(8%)	0%
Cash cost per ounce before by-product credits	$15.69	$14.89	$13.94	5%	13%
Deduct: By-product credits	(9.01)	(8.41)	(8.95)	7%	1%
Cash cost per ounce	$6.68	$6.49	$5.00	3%	34%

Workers’ Participation	0.20	0.29	0.04	(31%)	400%
General and administrative expenses	1.62	1.68	1.22	(4%)	33%
Share-based payments	0.86	0.40	0.38	115%	126%
Accretion of decommissioning liabilities	0.08	0.07	0.07	14%	14%
Sustaining capital expenditures	2.77	3.97	2.25	(30%)	23%
All-In Sustaining Costs per ounce	$12.21	$12.90	$8.97	(5%)	36%

Mining cost per tonne	$15.63	$15.62	$15.54	0%	1%
Milling cost per tonne	19.53	17.21	19.21	13%	2%
Indirect cost per tonne	9.56	9.30	7.97	3%	20%
Total production cost per tonne	$44.72	$42.13	$42.72	6%	5%

Production

Total production for the quarter was 4,267,350 silver equivalent ounces, consisting of 2,708,978 ounces of silver, 15,047 ounces of gold, 7,453,972 pounds of lead and 871,596 pounds of zinc. Compared to the fourth quarter, total production decreased 4% primarily attributed to a 3% decrease in tonnes milled primarily due to a breakdown of one of the four power generators at Santa Elena, causing a temporary delay in the mill feed from the heap leach pad in the month of February. The generator was successfully replaced in late February allowing the heap leach pad to return to normal operations in March.

Zinc production at the La Parrilla mine dropped by 27% compared to the previous quarter, primarily due to a 13% decrease in mill throughput and a 13% decrease in zinc recoveries. Zinc grades have been declining due to depletion of high grade areas in the Rosarios and Vacas veins. The focus in the plant has been to maximize lead production, which ensures the highest silver content in the resulting concentrate but which has an adverse impact on zinc production. With recent developments in delineation drilling in the Quebradillas and Rosarios areas, the Company expects to see a moderate increase in the zinc grades in the coming quarters.

First Majestic Silver Corp. 2017 First Quarter Report	Page 7

The overall average silver head grade and silver recoveries for the quarter was 136 g/t and 75% respectively, consistent with 137 g/t and 76%, respectively, in the fourth quarter of 2016.

Cash Cost per Ounce

Cash cost per ounce (after by-product credits) for the quarter was $6.68 per payable ounce of silver, an increase of 3% from $6.49 per ounce in the fourth quarter of 2016. The increase in cash cost per ounce was primarily due to higher energy costs as a result of Mexico's Energy Reforms and resulting gas deregulation causing higher electricity costs charged by CFE, which has increased energy costs by approximately 20% to 30% since the beginning of the year. Cash cost per ounce was also affected by lower silver production in the quarter.

All-In Sustaining Cost per Ounce

AISC in the first quarter was $12.21, a decrease of 5% or $0.69 per ounce compared to the previous quarter. The decrease in AISC per ounce was attributed to a decrease in sustaining capital expenditures due to a slow initiation of exploration and development activities at the beginning of the year. Sustaining costs are expected to increase in the next quarter to catch up with program targets.

Development and Exploration

A total of 13,571 metres of underground development was completed during the quarter, a decrease of 9% compared to 14,918 metres developed in the previous quarter. At the end of the quarter, a total of 17 drill rigs were active at the Company’s six operating mines and exploration projects compared to 19 drill rigs at the end of 2016. The decrease in development and exploration activities compared to the previous quarter was due to delays while securing surface access agreements and obtaining the environmental permits to drill on surface.

First Majestic Silver Corp. 2017 First Quarter Report	Page 8

Santa Elena Silver/Gold Mine, Sonora, México

The Santa Elena Silver/Gold Mine is located approximately 150 km northeast of the city of Hermosillo, Sonora, Mexico and is comprised of mining concessions over a total of 101,837 hectares. First Majestic acquired the Santa Elena mine with the acquisition of SilverCrest Mines Inc. (“SilverCrest”) on October 1, 2015. The operating plan for Santa Elena involves the processing of ore in the 3,000 tpd cyanidation circuit from a combination of underground reserves, remaining reserves in the open pit, and spent ore from the previous heap leach pad. The Company owns 100% of the Santa Elena mine.

SANTA ELENA	2017-Q1	2016-Q4	2016-Q1	Change Q1 vs Q4	Change '17 vs '16
PRODUCTION
Ore processed/tonnes milled	230,050	257,771	242,539	(11%)	(5%)
Average silver grade (g/t)	88	89	98	(1%)	(10%)
Recovery (%)	89%	89%	87%	0%	2%

Total silver ounces produced	581,425	660,207	661,292	(12%)	(12%)
Total payable silver ounces produced	580,553	659,216	660,300	(12%)	(12%)
Gold ounces produced	11,261	11,430	13,383	(1%)	(16%)
Total production - ounces silver equivalent	1,369,875	1,470,612	1,725,417	(7%)	(21%)

Underground development (m)	2,855	3,029	2,480	(6%)	15%
Diamond drilling (m)	3,730	5,391	146	(31%)	2,455%

COST
Mining cost per ounce	$8.10	$6.28	$4.75	29%	71%
Milling cost per ounce	10.23	6.17	9.02	66%	13%
Indirect cost per ounce	2.63	2.24	1.68	17%	57%
Total production cost per ounce	$20.96	$14.69	$15.44	43%	36%
Transport and other selling costs per ounce	0.20	0.12	0.15	67%	33%
Smelting and refining costs per ounce	0.27	0.26	0.33	4%	(18%)
Environmental duty and royalties per ounce	0.21	0.18	0.19	17%	11%
Cash cost per ounce before by-product credits	$21.64	$15.26	$16.12	42%	34%
Deduct: By-product credits	(20.10)	(16.69)	(19.46)	20%	3%
Cash cost per ounce	$1.54	($1.43)	($3.34)	(208%)	(146%)

Accretion of decommissioning liabilities	0.07	0.05	0.06	40%	17%
Sustaining capital expenditures	2.99	3.18	4.96	(6%)	(40%)
All-In Sustaining Costs per ounce	$4.61	$1.79	$1.68	158%	174%

Mining cost per tonne	$20.45	$16.05	$12.92	27%	58%
Milling cost per tonne	25.80	15.78	24.56	63%	5%
Indirect cost per tonne	6.65	5.74	4.56	16%	46%
Total production cost per tonne	$52.90	$37.57	$42.05	41%	26%

During the first quarter, Santa Elena produced 581,425 silver ounces and 11,261 ounces of gold for a total quarterly production of 1,369,875 silver equivalent ounces, a decrease of 7% compared to 1,470,612 silver equivalent ounces in the previous quarter.

The mill processed a total of 230,050 tonnes during the quarter, consisting of 144,328 tonnes (1,604 tpd) of underground ore and 85,722 tonnes (952 tpd) from the above ground heap leach pad, representing a decrease of 11% compared to the prior quarter. In February, mill feed from the heap leach pad was temporarily reduced by 50% to 500 tpd as a result of a major breakdown with one of the four power generators on site causing the operation to run on limited power for 10 days. The generator was successfully replaced in late February allowing the heap leach pad to return to normal operations in March.

Silver grade and recoveries were 88 g/t and 89%, respectively, comparable to 89 g/t and 89%, respectively, compared to the previous quarter. Gold grades and recoveries averaged 1.58 g/t and 95%, respectively, compared to 1.45 g/t and 95% in the previous quarter.

First Majestic Silver Corp. 2017 First Quarter Report	Page 9

Cash cost in the first quarter was $1.54 per payable silver ounce, an increase of $3.34 per ounce compared to negative $1.43 per payable silver ounce in the previous quarter. The increase in cash cost was primarily due to an increase in diesel and equipment rental costs as a result of three smaller generators rented to replace the larger generator that broke down, as well as the resulting 12% decrease in silver production.

A total of 2,855 metres of underground development was completed in the first quarter compared to 3,029 metres of development in the previous quarter. At the end of the quarter, total development of the new San Salvador ramp reached 2,155 metres, or 94% of the 2,300 metre development plan. The new ramp will connect to the Main Vein area along level 575 by April 2017. Once the ramp is completed, it is expected to improve underground production capacity by reducing haulage bottlenecks.

One underground drill rig was active on the Santa Elena property during the quarter with 3,730 metres drilled compared to 5,391 metres drilled in the previous quarter. Exploration works at Ermitaño West, located approximately 3.5 kilometres southeast of Santa Elena, consisted of mapping, sampling and diamond drilling. A total of 3,156 metres were drilled in 10 holes between October 2016 and January 2017 to explore the Ermitaño West vein.

The Company has an option agreement with Evrim Resources Corp. ("Evrim"), to earn 100% of the Ermitaño Project by delivering a production notice supported by the required permits and construction schedule by January 10, 2019, at which time Evrim will retain a 2% net smelter royalty ("NSR").

In December 2016, the Company entered into an option agreement with Compania Minera Dolores, S.A. de C.V., a subsidiary of Pan American Silver Corp., to acquire Los Hernandez Property, consisting of 5,802 hectares of mining concessions to the north of the Santa Elena mine. In exchange, First Majestic has agreed to incur $1.6 million in exploration costs on the property over four years, a 2.5% NSR on the related concessions, and to pay $1.4 million in cash, of which $0.1 million was due on or before the date of agreement (paid), $0.2 million in December 2017, $0.2 million in December 2018, $0.3 million in December 2019 and $0.7 million in December 2020, respectively.

In March 2017, the Company entered into an agreement with Santacruz Silver Mining Ltd. to acquire the El Gachi Property in Sonora State, Mexico for total purchase price of $2.5 million in cash, which has been fully paid. The El Gachi Property neighbours to the north of the Santa Elena mine and includes 48,157 hectares of mining concessions.

As a result of these two transactions, the Santa Elena property boundaries has been increased from 47,878 hectares to 101,837 hectares and extends to the south to the Ermitaño West and Cumababi properties, and to the north to the Los Hernandez and El Gachi properties, which are aligned with a major structure that appears to be controlling some of the mineralized systems in the region.

The Santa Elena mine has a gold streaming agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the mine to sell 20% of its gold production from a designated area of its underground operations over the life of mine to Sandstorm. The selling price is based on the lower of the prevailing market price or $350 per ounce until fulfillment of 50,000 ounces, after which the price will increase to the lower of the prevailing market price or $450 per ounce, adjusted for a 1% annual inflation commencing in April 2014. As at March 31, 2017, the Santa Elena mine has delivered 45,398 cumulative ounces of gold to Sandstorm.

First Majestic Silver Corp. 2017 First Quarter Report	Page 10

La Parrilla Silver Mine, Durango, México

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango, Durango State, México, is a complex of producing underground operations consisting of the Rosarios, La Rosa and La Blanca mines which are inter-connected through underground workings, and the San Marcos, Vacas and Quebradillas mines which are connected via above-ground gravel roads. The total mining concessions consist of 69,478 hectares. The Company owns 45 hectares and leases an additional 69 hectares of surface rights, for a total of 114 hectares of surface rights. La Parrilla includes a 2,000 tpd dual-circuit processing plant consisting of a 1,000 tpd cyanidation circuit and a 1,000 tpd flotation circuit, a central laboratory, buildings, offices and associated infrastructure. The Company owns 100% of the La Parrilla Silver Mine.

LA PARRILLA	2017-Q1	2016-Q4	2016-Q1	Change Q1 vs Q4	Change '17 vs '16
PRODUCTION
Ore processed/tonnes milled	140,592	153,309	151,916	(8%)	(7%)
Average silver grade (g/t)	138	130	144	6%	(4%)
Recovery (%)	77%	78%	82%	(1%)	(6%)

Total silver ounces produced	479,875	497,466	575,969	(4%)	(17%)
Total payable silver ounces produced	455,354	466,385	527,922	(2%)	(14%)
Gold ounces produced	231	260	223	(11%)	4%
Pounds of lead produced	1,826,931	1,856,882	3,767,247	(2%)	(52%)
Pounds of zinc produced	871,596	1,190,713	4,030,810	(27%)	(78%)
Total production - ounces silver equivalent	667,431	699,497	1,001,359	(5%)	(33%)

Underground development (m)	2,827	3,181	1,790	(11%)	58%
Diamond drilling (m)	4,867	5,665	1,517	(14%)	221%

COST
Mining cost per ounce	$5.47	$6.04	$4.38	(9%)	25%
Milling cost per ounce	4.69	4.46	3.88	5%	21%
Indirect cost per ounce	3.19	3.28	1.90	(3%)	68%
Total production cost per ounce	$13.35	$13.78	$10.15	(3%)	32%
Transport and other selling costs per ounce	0.30	0.29	0.85	3%	(65%)
Smelting and refining costs per ounce	2.64	2.85	6.24	(7%)	(58%)
Environmental duty and royalties per ounce	0.10	0.16	0.12	(38%)	(17%)
Cash cost per ounce before by-product credits	$16.38	$17.08	$17.36	(4%)	(6%)
Deduct: By-product credits	(6.42)	(6.86)	(11.97)	(6%)	(46%)
Cash cost per ounce	$9.96	$10.22	$5.39	(3%)	85%

Workers’ Participation	0.06	0.14	—	(57%)	100%
Accretion of decommissioning liabilities	0.09	0.06	0.06	50%	50%
Sustaining capital expenditures	3.76	4.91	1.61	(23%)	134%
All-In Sustaining Costs per ounce	$13.86	$15.34	$7.06	(10%)	96%

Mining cost per tonne	$17.71	$18.38	$15.22	(4%)	16%
Milling cost per tonne	15.18	13.57	13.48	12%	13%
Indirect cost per tonne	10.33	9.97	6.59	4%	57%
Total production cost per tonne	$43.22	$41.92	$35.29	3%	22%

In the first quarter, total production from the La Parrilla mine was 667,431 silver equivalent ounces, a decrease of 5% compared to 699,497 equivalent ounces of silver in the previous quarter. During the quarter, the flotation circuit processed 85,984 tonnes (955 tpd) with an average silver grade of 132 g/t and an 82% recovery while the cyanidation circuit processed 54,608 tonnes (607 tpd) with an average silver grade of 147 g/t and a 70% recovery. The decrease in production was primarily attributed to lower zinc production from the flotation circuit due to the depletion of sulphide reserves in the Rosario and Vacas mines and higher iron content in the ore which affected the recovery on zinc in concentrates. Also, more attention was focused on

First Majestic Silver Corp. 2017 First Quarter Report	Page 11

production in the lead concentrates to maintain higher silver output. With recent developments in delineation drilling in the Quebradillas and Rosarios areas, the Company expects to see a moderate increase in the zinc grades in the coming quarters.

During the quarter, the lead circuit processed an average lead grade of 1.2% with recoveries of 78% for a total lead production of 1,826,931 pounds, representing a 2% decrease compared to the previous quarter. The zinc circuit processed an average zinc grade of 1.0% with recoveries of 47% for a total zinc production of 871,596 pounds, representing a 27% decrease compared to the previous quarter. The decrease in zinc production was attributed to lower grades, lower tonnes milled and lower recoveries due to higher iron content in the zinc ore.

Cash cost in the quarter was $9.96 per ounce, consistent with $10.22 per ounce in the previous quarter.

A total of 2,827 metres of underground development was completed in the quarter, compared to 3,181 metres in the fourth quarter of 2016. A total of 4,867 metres of diamond drilling was completed in the quarter compared to 5,665 metres of diamond drilling in the fourth quarter of 2016. Two underground and one surface drill rig were active during the quarter. Underground exploration has been focused on Quebradillas, Rosarios and San Nicolas veins and replacements in search of higher grade ore. Surface exploration has started delineating the recently discovered Esperanza and Victoria veins.

First Majestic Silver Corp. 2017 First Quarter Report	Page 12

La Encantada Silver Mine, Coahuila, México

The La Encantada Silver Mine is an underground mine located in the northern México State of Coahuila, 708 kilometres northeast of Torreon. The mine is comprised of 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. La Encantada consists of a 4,000 tpd cyanidation plant, a village with 180 houses as well as administrative offices, laboratory, general store, hospital, schools, church, airstrip and the infrastructure required for such an operation. The mine is accessible via a 1.5 hour flight from Torreon, Coahuila to the mine’s private airstrip or via a mostly paved road from the closest town, Muzquiz, which is 225 kilometres away. The Company owns 100% of the La Encantada Silver Mine.

LA ENCANTADA	2017-Q1	2016-Q4	2016-Q1	Change Q1 vs Q4	Change '17 vs '16
PRODUCTION
Ore processed/tonnes milled	266,510	235,039	189,140	13%	41%
Average silver grade (g/t)	137	132	224	4%	(39%)
Recovery (%)	60%	57%	61%	6%	(2%)

Total silver ounces produced	707,479	567,930	830,787	25%	(15%)
Total payable silver ounces produced	704,649	565,659	827,464	25%	(15%)
Gold ounces produced	21	22	27	(5%)	(22%)
Total production - ounces silver equivalent	708,959	569,504	832,957	24%	(15%)

Underground development (m)	587	1,015	1,189	(42%)	(51%)
Diamond drilling (m)	2,805	4,197	—	(33%)	100%

COST
Mining cost per ounce	$2.11	$2.80	$2.13	(25%)	(1%)
Milling cost per ounce	6.11	8.01	4.15	(24%)	47%
Indirect cost per ounce	2.37	2.89	1.70	(18%)	38%
Total production cost per ounce	$10.59	$13.69	$7.98	(23%)	32%
Transport and other selling costs per ounce	0.03	(0.01)	0.20	(400%)	(85%)
Smelting and refining costs per ounce	0.24	0.20	0.31	20%	(23%)
Environmental duty and royalties per ounce	0.03	0.04	0.03	(25%)	0%
Cash cost per ounce before by-product credits	$10.90	$13.92	$8.53	(22%)	27%
Deduct: By-product credits	(0.04)	(0.05)	(0.04)	(20%)	0%
Cash cost per ounce	$10.86	$13.87	$8.49	(22%)	28%

Workers’ Participation	0.12	0.01	0.05	1,100%	140%
Accretion of decommissioning liabilities	0.08	0.08	0.06	0%	33%
Sustaining capital expenditures	1.04	2.57	0.73	(60%)	42%
All-In Sustaining Costs per ounce	$12.10	$16.53	$9.33	(27%)	29%

Mining cost per tonne	$5.59	$6.74	$9.32	(17%)	(40%)
Milling cost per tonne	16.14	19.27	18.17	(16%)	(11%)
Indirect cost per tonne	6.27	6.95	7.42	(10%)	(17%)
Total production cost per tonne	$27.92	$32.96	$34.91	(15%)	(20%)

During the first quarter, a total of 708,959 equivalent ounces of silver were produced by the La Encantada mine. Production in the quarter increased by 24% compared to the fourth quarter of 2016, primarily due to a 13% increase in tonnes milled, a 6% increase in recoveries and a 4% increase in silver grades.

Silver grades averaged 137 g/t during the quarter, a 4% increase compared to the previous quarter primarily due to the continued blending of ore from old stopes, stockpiles and the recovery of pillars.

Cash cost per ounce for the quarter was $10.86 compared to $13.87 in the previous quarter, while production cost decreased 15% to $27.92 per tonne. The decrease in cash cost per ounce compared to the previous quarter was primarily due to economies of scale from increase in silver production.

First Majestic Silver Corp. 2017 First Quarter Report	Page 13

The manufacturing of the roasting project advanced in the first quarter with approximately 62% of the major components now completed. The finished components will now be assembled into larger modules in order to reduce shipping and installation times. The Company expects the manufacturing process to be complete in the third quarter at which time the modules will begin shipping to site for final assembly. Once in full production, the Company expects to recover an additional 1.5 million ounces of silver per year from the reprocessing of above ground tailings.

A total of 587 metres were developed underground in the quarter compared to 1,015 metres in the fourth quarter of 2016. Preparation of caving is progressing, although development has been difficult due to the poor ground conditions in the San Javier Breccia. The second caving project known as the La Prieta project has also been delayed due to shortage of skilled labour and challenging access conditions. The acquisition of low profile haulage equipment scheduled for the second quarter will improve the development and preparation in this area.

A total of 2,805 metres were drilled in the first quarter compared to 4,197 metres in the previous quarter. Three drill rigs are currently operating at La Encantada with focus on ore bodies known as La Fe and Ojuelas footwall, which are expected to increase resources in the Ojuelas area. Mapping and sampling activities were carried out in the Los Golpes, Anomaly D and La Palma areas. These three areas are associated with magnetic anomalies and have been selected to carry out geochemistry analysis to look for indications of hydrothermal alteration on top of known intrusive bodies.

First Majestic Silver Corp. 2017 First Quarter Report	Page 14

Del Toro Silver Mine, Zacatecas, México

The Del Toro Silver Mine is located 60 kilometres to the southeast of the Company’s La Parrilla mine and consists of 2,159 hectares of mining claims and 209 hectares of surface rights. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three kilometres apart, respectively. Del Toro includes a 2,000 tpd flotation circuit and a 2,000 tpd cyanidation circuit which is currently in care and maintenance. First Majestic owns 100% of the Del Toro Silver Mine.

DEL TORO	2017-Q1	2016-Q4	2016-Q1	Change Q1 vs Q4	Change '17 vs '16
PRODUCTION
Ore processed/tonnes milled	79,108	82,767	86,869	(4%)	(9%)
Average silver grade (g/t)	163	157	143	4%	14%
Recovery (%)	82%	82%	78%	0%	5%

Total silver ounces produced	340,958	343,894	311,400	(1%)	9%
Total payable silver ounces produced	323,425	326,209	294,943	(1%)	10%
Gold ounces produced	105	70	97	50%	8%
Pounds of lead produced	5,627,041	5,827,994	4,870,181	(3%)	16%
Total production - ounces silver equivalent	682,219	680,802	578,556	0%	18%

Underground development (m)	2,710	2,377	1,201	14%	126%
Diamond drilling (m)	3,589	3,614	1,278	(1%)	181%

COST
Mining cost per ounce	$4.93	$5.45	$7.76	(10%)	(36%)
Milling cost per ounce	4.20	4.38	4.54	(4%)	(7%)
Indirect cost per ounce	3.49	3.48	3.40	0%	3%
Total production cost per ounce	$12.62	$13.31	$15.70	(5%)	(20%)
Transport and other selling costs per ounce	0.73	0.70	0.92	4%	(21%)
Smelting and refining costs per ounce	5.68	5.86	6.35	(3%)	(11%)
Environmental duty and royalties per ounce	0.10	0.09	0.09	11%	11%
Cash cost per ounce before by-product credits	$19.13	$19.96	$23.05	(4%)	(17%)
Deduct: By-product credits	(16.48)	(17.16)	(13.53)	(4%)	22%
Cash cost per ounce	$2.65	$2.80	$9.52	(5%)	(72%)

Workers’ Participation	1.04	1.27	—	(18%)	100%
Accretion of decommissioning liabilities	0.12	0.11	0.13	9%	(8%)
Sustaining capital expenditures	4.16	4.25	1.11	(2%)	275%
All-In Sustaining Costs per ounce	$7.95	$8.43	$10.76	(6%)	(26%)

Mining cost per tonne	$20.16	$21.47	$26.33	(6%)	(23%)
Milling cost per tonne	17.17	17.27	15.41	(1%)	11%
Indirect cost per tonne	14.25	13.71	11.56	4%	23%
Total production cost per tonne	$51.58	$52.45	$53.30	(2%)	(3%)

During the first quarter, the Del Toro mine produced a total of 682,219 silver equivalent ounces, relatively unchanged compared to 680,802 ounces produced in the previous quarter. The mine processed 79,108 tonnes (879 tpd) of ore with an average silver grade of 163 g/t during the quarter.

Lead grades and recoveries averaged 4.8% and 68%, respectively, producing a total of 5,627,041 pounds of lead, consistent with lead grades and recoveries averaged 4.6% and 70% in the previous quarter.

Cash cost per ounce for the quarter was $2.65, a 5% reduction compared to $2.80 per ounce in the previous quarter. The improvement in cash cost per ounce was primarily attributed to improvement in mining and haulage contractor efficiencies.

First Majestic Silver Corp. 2017 First Quarter Report	Page 15

Total underground development at Del Toro in the first quarter was 2,710 metres, compared with 2,377 metres in the fourth quarter of 2016. Development in the quarter focused on opening new production areas, exploring high potential zones and new stope preparation.

At quarter end, two underground drill rigs were active at Del Toro and a total of 3,589 metres of exploration drilling was completed compared to 3,614 metres in the previous quarter. The drill program is focusing on near term production targets and increasing reserves and resources in the Dolores mine with the Santa Teresa vein and in the San Juan mine within the Lupitas veins system.

First Majestic Silver Corp. 2017 First Quarter Report	Page 16

San Martin Silver Mine, Jalisco, México

The San Martin Silver Mine is an underground mine located near the town of San Martin de Bolaños in the Bolaños River valley, in the northern portion of the State of Jalisco, México. The mine comprises of 33 contiguous mining concessions in the San Martin de Bolaños mining district that cover mineral rights for 38,512 hectares, including the application to acquire two new mining concessions covering 29,676 hectares. In addition, the mine owns 160 hectares of surface land where the processing plant, camp, office facilities, maintenance shops, and tailings dams are located, and an additional 1,296 hectares of surface rights. The 1,300 tpd mill and processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks and a Merrill-Crowe doré production system. The mine can be accessed via small plane, 150 kilometres by air from Durango or 250 kilometres by paved road north of Guadalajara City. The San Martin mine is 100% owned by the Company.

SAN MARTIN	2017-Q1	2016-Q4	2016-Q1	Change Q1 vs Q4	Change '17 vs '16
PRODUCTION
Ore processed/tonnes milled	69,563	76,848	75,863	(9%)	(8%)
Average silver grade (g/t)	221	254	243	(13%)	(9%)
Recovery (%)	83%	81%	81%	2%	2%

Total silver ounces produced	410,082	510,423	480,413	(20%)	(15%)
Total payable silver ounces produced	409,672	509,913	479,933	(20%)	(15%)
Gold ounces produced	1,614	888	1,261	82%	32%
Total production - ounces silver equivalent	522,672	573,349	580,922	(9%)	(9%)

Underground development (m)	2,127	2,696	2,093	(21%)	2%
Diamond drilling (m)	4,136	7,069	3,113	(41%)	33%

COST
Mining cost per ounce	$3.66	$3.01	$2.97	22%	23%
Milling cost per ounce	3.98	3.35	3.71	19%	7%
Indirect cost per ounce	2.76	2.18	1.75	27%	58%
Total production cost per ounce	$10.41	$8.54	$8.43	22%	23%
Transport and other selling costs per ounce	0.22	0.15	0.26	47%	(15%)
Smelting and refining costs per ounce	0.20	0.19	0.24	5%	(17%)
Environmental duty and royalties per ounce	0.12	0.10	0.10	20%	20%
Cash cost per ounce before by-product credits	$10.95	$8.99	$9.02	22%	21%
Deduct: By-product credits	(4.53)	(2.05)	(3.19)	121%	42%
Cash cost per ounce	$6.42	$6.94	$5.83	(7%)	10%

Workers’ Participation	0.25	0.68	0.19	(63%)	32%
Accretion of decommissioning liabilities	0.07	0.06	0.07	17%	0%
Sustaining capital expenditures	1.93	2.33	1.42	(17%)	36%
All-In Sustaining Costs per ounce	$8.66	$10.01	$7.52	(13%)	15%

Mining cost per tonne	$21.55	$19.98	$18.77	8%	15%
Milling cost per tonne	23.46	22.24	23.48	5%	0%
Indirect cost per tonne	16.28	14.48	11.07	12%	47%
Total production cost per tonne	$61.28	$56.70	$53.32	8%	15%

During the quarter, San Martin produced 410,082 silver ounces and 1,614 ounces of gold for a total production of 522,672 silver equivalent ounces. Total production decreased by 9% compared to the prior quarter primarily due to a 13% decrease in silver grade and a 9% decrease in tonnes milled. Gold production increased 82% compared to the prior quarter due to an 87% increase in gold grades and a 7% increase in gold recoveries, offset by lower mill throughput.

For the quarter, the San Martin mine processed a total of 69,563 tonnes compared to 76,848 tonnes in the previous quarter. The average silver head grade was 221 g/t, a decrease of 13% compared to the previous quarter, which was partially offset by an increase of 87% in the gold grade for an average of 0.78 g/t. The decrease in silver grades compared to the previous quarter was primarily due to the extraction of shallower ore which presents higher gold grade and lower silver grade, which is a normal behaviour in low sulphidation systems.

First Majestic Silver Corp. 2017 First Quarter Report	Page 17

Silver recovery in the quarter was 83%. Following successful lab tests, the Company initiated the installation of oxygen injectors and lead nitrate into the processing leach tanks which improved silver recovery by 2% and gold recovery by 7% compared to the previous quarter. Optimization work is ongoing to reduce oxygen consumption and improve recoveries.

Cash cost per ounce of $6.42 in the quarter improved 7% compared to $6.94 per ounce in the previous quarter. The decrease in cash cost was primarily attributed to higher by-product credits related to increased gold production, partially offset by additional shot-creting costs as a result of ground stability issues in certain areas.

The construction project for the dry stack filter press installation continued during the quarter with the completion of the civil works and the buildings structural columns. At of the end of the quarter, the project was 63% complete. The filter presses, which are designed to recover and re-use tailings solution and to save on water consumption, are now expected to be installed and undergo testing by June 2017.

A total of 2,127 metres of underground development was completed in the quarter compared to 2,696 metres of development in the previous quarter. The development plan in 2017 is to focus on the Veladora, Rosarios and Hediondas veins which have previously shown positive drill results with good grades and widths.

During the quarter, a total of 4,136 metres of diamond drilling was completed compared with 7,069 metres drilled in the previous quarter. At quarter end, two underground drill rigs and one surface drill rig were active at the San Martin property, focusing on upgrading and expanding resources in the Rosario, Hedionda, Huichola and La Veladora veins. The 2017 exploration program will be focused on expanding resources and these same veins to test lateral and vertical extensions.

In February, an armed robbery occurred on-site and a total of 57.5 doré bars, or approximately 60,000 silver equivalent ounces, were stolen. The Federal authorities were called to assist in the investigation and, since then, the Company has successfully recovered 18.5 of the stolen doré bars. The Company maintains insurance against these types of criminal acts and has recovered 99% of the full value of the lost inventory from insurance claims.

First Majestic Silver Corp. 2017 First Quarter Report	Page 18

La Guitarra Silver Mine, México State, México

The La Guitarra Silver Mine is located in the Temascaltepec Mining District in the State of México, near Toluca, México, approximately 130 kilometres southwest from México City. The La Guitarra mine covers 39,714 hectares of mining claims and consists of a 500 tpd flotation processing plant, buildings and related infrastructure. The Company owns 100% of the La Guitarra mine.

LA GUITARRA	2017-Q1	2016-Q4	2016-Q1	Change Q1 vs Q4	Change '17 vs '16
PRODUCTION
Ore processed/tonnes milled	36,514	38,422	43,265	(5%)	(16%)
Average silver grade (g/t)	210	246	189	(15%)	11%
Recovery (%)	77%	79%	82%	(3%)	(6%)

Total silver ounces produced	189,159	239,788	214,312	(21%)	(12%)
Total payable silver ounces produced	179,701	227,798	202,985	(21%)	(11%)
Gold ounces produced	1,815	2,073	1,878	(12%)	(3%)
Total production - ounces silver equivalent	316,195	386,713	363,884	(18%)	(13%)

Underground development (m)	2,279	2,620	1,254	(13%)	82%
Diamond drilling (m)	7,416	9,315	643	(20%)	1,053%

COST
Mining cost per ounce	$6.00	$5.84	$6.66	3%	(10%)
Milling cost per ounce	3.90	3.12	3.00	25%	30%
Indirect cost per ounce	5.41	4.24	4.59	28%	18%
Total production cost per ounce	$15.31	$13.20	$14.25	16%	7%
Transport and other selling costs per ounce	0.90	0.56	0.49	61%	84%
Smelting and refining costs per ounce	1.66	3.86	3.54	(57%)	(53%)
Environmental duty and royalties per ounce	0.16	0.15	0.14	7%	14%
Cash cost per ounce before by-product credits	$18.03	$17.77	$18.42	1%	(2%)
Deduct: By-product credits	(11.67)	(10.04)	(10.15)	16%	15%
Cash cost per ounce	$6.36	$7.73	$8.27	(18%)	(23%)

Workers’ Participation	(0.15)	(0.16)	—	(6%)	100%
Accretion of decommissioning liabilities	0.11	0.08	0.10	38%	10%
Sustaining capital expenditures	5.52	8.33	4.53	(34%)	22%
All-In Sustaining Costs per ounce	$11.84	$15.98	$12.91	(26%)	(8%)

Mining cost per tonne	$29.52	$34.65	$31.25	(15%)	(6%)
Milling cost per tonne	19.19	18.53	14.08	4%	36%
Indirect cost per tonne	26.62	25.14	21.55	6%	24%
Total production cost per tonne	$75.33	$78.31	$66.88	(4%)	13%

During the first quarter, La Guitarra produced a total of 316,195 silver equivalent ounces, consisting of 189,159 silver ounces and 1,815 gold ounces. Compared to the previous quarter, total production decreased by 18% due to a 15% decrease in average silver grades and a 5% decrease in tonnes milled. Tonnes milled in the quarter was affected by flooding at Coloso in February and not having enough stopes prepared. The Company is currently accelerating its development program in order to access additional production stopes.

During the quarter, silver grades and recoveries averaged 210 g/t and 77%, respectively while gold grades and recoveries averaged 2.1 g/t and 73%, respectively.

Cash cost in this quarter was $6.36 per ounce, an 18% decrease compared to $7.73 per ounce in the previous quarter. The decrease in cash cost from the previous quarter was primarily attributed to a 57% decrease in smelting and refining costs as a result of renegotiated sales agreements that were effective on January 1, 2017.

First Majestic Silver Corp. 2017 First Quarter Report	Page 19

A total of 2,279 metres of underground development was completed during the quarter compared to 2,620 metres in the previous quarter. During the quarter, the Company began the development of a 2.4 kilometre underground haulage drift to connect the El Coloso and La Guitarra mines. Mine ore from Coloso is currently being transported approximately 9 kilometres above ground via trucks to the La Guitarra processing plant. Once completed, the new drift is expected to reduce haulage transportation costs by eliminating the need of above ground trucks. In addition, the Company plans to use the new drift for future exploration activities.

During the quarter, four drill rigs were active at the La Guitarra property and 7,416 metres of diamond drilling were completed compared to 9,315 metres during the previous quarter. The drilling program is currently focused on in-fill drilling at the Jessica and Joya Larga veins in order to confirm high grade resources both laterally and at depth to assist underground mining activities and further delineate Reserves and Resources, while the expansionary drilling program is focused on the Nazareno and Soledad veins.

In 2014, the Company entered into two agreements to acquire 757 hectares of adjacent mineral rights at the La Guitarra Silver Mine. The total purchase price amounted to $5.4 million, of which $5.2 million was to be settled in common shares of First Majestic and $0.2 million in cash. As at March 31, 2017, the Company has paid the $0.2 million and has issued $4.2 million in common shares. The remaining balance of $1.0 million in common shares will be issued in two equal annual payments in September 2017 and 2018, respectively, based on the Company’s five days volume weighted average market price at the time of the payments.

First Majestic Silver Corp. 2017 First Quarter Report	Page 20

DEVELOPMENT AND EXPLORATION PROJECTS AND PROPERTIES

Plomosas Silver Project, Sinaloa, Mexico

The Plomosas Silver Project consists of 13 mining concessions covering 6,896 hectares, which includes the adjacent Rosario and San Juan historic mines located in Sinaloa State, México.

The two key areas of interest within the property’s boundaries are the historic operations of the Rosario and San Juan mines. Extensive facilities and infrastructure are in place on the property, including a fully functional mining camp facility for 120 persons, a 20 year surface rights agreement in good standing, a 30 year water use permit, a 60 kilometre 33 kilovolt power line, an infirmary, offices, shops and warehouses, and an assay lab. Extensive underground development pre-existing at the Rosario and San Juan mines will allow for easy access to mineralized zones. This existing development is expected to allow First Majestic to accelerate exploration and development in the future.

The Company is preparing the underground infrastructure, including dewatering and ventilation, in order to access and equip the three underground drilling stations. During the first quarter of 2017, the Company completed 2,457 metres of diamond drilling at the Plomosas Silver Project, compared to 1,055 metres in the previous quarter. The Company also completed 187 metres of the planned 520 metres crosscuts to prepare underground drilling stations to be used in the 2017 drilling program. The Company is working toward obtaining permits for additional drilling on surface for the second half of 2017.
Drilling and development programs are designed to provide geological and analytical data in order to prepare a Technical Report with resource estimates and a Preliminary Economic Assessment in 2018.

La Luz Silver Project, San Luis Potosi, México

The La Luz Silver Project is located 25 kilometres west of the town of Matehuala in San Luis Potosi State, México, near the village of Real de Catorce. The Company owns 100% of the La Luz project and all of the associated mining claims of what was historically known as the Santa Ana Mine and consists of 36 mining concessions covering 4,977 hectares, with estimated historical production of 230 million ounces between 1773 and 1990. In July 2013, the Company completed the acquisition of an additional 21 hectares of surface rights covering 29 adjacent properties for $1.0 million. The total surface rights on different properties at La Luz amount to 26 hectares.

To date, the Company has completed a Baseline Study and the Geo-hydrologic Study. However, there has been opposition to mining in the La Luz area from certain indigenous people (Huicholes) and non-government organizations (“NGOs”). An injunction was placed by the Company to defend against the indigenous people’s attempts to obtain a constitutional decree to declare certain areas in San Luis Potosi as natural protected areas, including areas within which the La Luz mine has been duly granted mining concessions. The Company is currently addressing these constitutional legal matters in the Mexican courts. Three different legal orders to obtain approvals to present its final permit applications were submitted and one positive resolution was obtained, while the other orders remain in front of the court. There is currently no estimate of when a final resolution can be expected. The Company is ready to submit the Environmental Impact Statement, the Risk Study and the Change of Use of Land Studies to government authorities once the courts resolve the outstanding constitutional matters. The Company is unable at this time to estimate when these legal constitutional matters will be resolved.

La Joya Silver Project, Durango, México

The Company owns 100% of the La Joya Silver Project which is located 75 kilometres southeast of the city of Durango, Mexico and consists of 15 mining concessions covering 4,646 hectares. A Preliminary Economic Assessment for La Joya was previously published by SilverCrest Mines Inc. with an effective date October 21, 2013, and was amended March 4, 2014.

Jalisco Group of Properties, Jalisco, México

The Company owns 100% of a group of mining claims totalling 5,245 hectares located in various mining districts located in Jalisco State, México.

Jimenez del Teul Properties, Zacatecas, Mexico

In the fourth quarter of 2016 and first quarter of 2017, the Company acquired 100% of the Jimenez del Teul Properties which are located 30 kilometres south of the Del Toro Silver Mine, in the state of Zacatecas, Mexico. These properties consist of 12 mining concessions covering 12,167 hectares. Some of the prospects known as Las Minitas, El Triangulo, La Luz and Reyna Victoria host low-scale historic mining operations.

First Majestic Silver Corp. 2017 First Quarter Report	Page 21

OVERVIEW OF FINANCIAL PERFORMANCE

For the quarters ended March 31, 2017 and 2016 (in thousands of dollars, except for per share amounts):

	First Quarter	First Quarter
	2017	2016	Variance %

Revenues	$69,106	$66,509	4%	(1)
Mine operating costs
Cost of sales	39,662	37,262	6%	(2)
Depletion, depreciation and amortization	19,448	19,878	(2)%
	59,110	57,140	3%

Mine operating earnings	9,996	9,369	7%	(3)

General and administrative expenses	4,543	3,875	17%	(4)
Share-based payments	2,291	1,147	100%
Foreign exchange gain	(414)	(1,744)	(76)%
Operating earnings	3,576	6,091	(41)%
Investment and other income (loss)	176	(44)	500%
Finance costs	(1,170)	(4,695)	(75)%	(5)
Earnings before income taxes	2,582	1,352	91%
Current income tax expense	782	948	(18)%
Deferred income tax (recovery) expense	(920)	7,837	(112)%
Income tax (recovery) expense	(138)	8,785	(102)%	(6)
Net earnings (loss) for the period	$2,720	($7,433)	137%	(7)

Earnings (loss) per share (basic and diluted)	$0.02	($0.05)	135%	(7)

1.	Revenues in the quarter increase 4% compared to the same quarter of the previous year primarily attributed to:

•	average realized silver price of $17.55 per ounce in the quarter, an increase of 16% compared to $15.08 per ounce in the same quarter of the prior year; and

•
smelting and refining costs decreased from $6.5 million ($2.16 per ounce) to $3.8 million ($1.41 per ounce). The savings were attributed to the smelting and refining agreements that were renegotiated in the second half of 2016;

offset by:

•	a 15% decrease in silver equivalent ounces sold compared to the first quarter of 2016, primarily attributed to lower production.

2.	Cost of sales in the quarter increased by 6% compared to the same quarter of the previous year as a result of the following factors:

•
increase in energy costs of approximately $1.1 million, or 16%, primarily attributed to reduction of energy subsidies in Mexico as part of the government's gas deregulation policies that came into effect in the first quarter of 2017. Since the beginning of the year, diesel and electricity costs have increased by approximately 20% to 30%;

•
a 7% increase in labour costs compared to the first quarter of 2016, primarily due to certain discretionary and productivity bonuses paid during the quarter, as well as cost of living adjustments for workers in light of inflationary pressures in Mexico; partially offset by:

•
weakening of the Mexican pesos against the U.S. dollar, as a significant portion of the Company’s operating costs are incurred in Mexican pesos, which weakened by 16% against the U.S. dollar compared to the first quarter of 2016.

First Majestic Silver Corp. 2017 First Quarter Report	Page 22

3.
Mine operating earnings during the quarter increased 7% or $0.6 million from the first quarter of 2016 due to a $2.6 million increase in revenue, partially offset by a $2.4 million increase in cost of sales.

4.	General and administrative expenses increased $0.7 million compared to the same quarter of 2016, primarily due to:

•
Salaries and benefits increased by $0.3 million, primarily due to increase of personnel in the technical services and corporate social responsibility departments, the addition of a Country Manager position in Mexico and certain discretionary bonuses that were paid during the quarter; and

•
Audit, legal and professional fees increased by $0.4 million, primarily related to additional legal fees incurred in attempt to pursue amounts awarded by the courts to the Company from the Hector Davila litigation.

5.
Finance costs decreased $3.5 million compared to the first quarter of 2016, primarily due to a $3.5 million loss related to prepayment of interest expenses embedded in the early settlement of BAML prepayment facilities in February 2016, which resulted in accelerated interest and accretion expense plus call option payments.

6.
During the quarter, the Company recorded an income tax recovery of $0.1 million compared to an income tax expense of $8.8 million in the first quarter of 2016. The $8.9 million reduction in income tax expense was attributed to a $6.7 million one-time deferred tax expense charge in the first quarter of the prior year in relation to the value of tax loss carryforwards being written off as a result of an election to apply previous tax loss carryforwards against its tax deconsolidation liability.

7.	As a result of the foregoing, net earnings for the quarter was $2.7 million (EPS of $0.02) compared to a loss of $7.4 million (Loss per share of $0.05) in the same quarter of the prior year.

First Majestic Silver Corp. 2017 First Quarter Report	Page 23

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

	2017	2016				2015
Selected Financial Information	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	$69,106	$66,170	$79,326	$66,072	$66,509	$66,012	$44,673	$54,190
Cost of sales	$39,662	$37,346	$38,421	$36,252	$37,262	$39,479	$30,545	$33,314
Depletion, depreciation and amortization	$19,448	$18,881	$20,955	$19,879	$19,878	$22,651	$17,716	$17,435
Mine operating earnings (loss)	$9,996	$9,943	$19,950	$9,941	$9,369	$3,882	($3,588)	$3,441
Net earnings (loss) after tax	$2,720	$1,814	$8,115	$6,105	($7,433)	($102,961)	($1,780)	($2,578)
Earnings (loss) per share (basic)	$0.02	$0.01	$0.05	$0.04	($0.05)	($0.66)	($0.01)	($0.02)
Earnings (loss) per share (diluted)	$0.02	$0.01	$0.05	$0.04	($0.05)	($0.66)	($0.01)	($0.02)

During the first quarter of 2017, mine operating earnings increased marginally to $10.0 million compared to $9.9 million in the previous quarter. The increase was primarily attributed to a 3% increase in silver price compared to the previous quarter. Net earnings after tax for the quarter was $2.7 million, an increase of $0.9 million compared to the previous quarter primarily due to a foreign exchange gain of $0.4 million during the quarter compared to a foreign exchange loss of $0.8 million in the previous quarter.

LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL OBLIGATIONS

Liquidity

As at March 31, 2017, the Company's treasury included cash and cash equivalents of $127.6 million compared to $129.0 million at December 31, 2016. Cash and cash equivalents is primarily comprised of cash held with reputable financial institutions and is invested in cash accounts and in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations. As at March 31, 2017, total available liquidity was $145.6 million (see page 32), including $8.8 million of undrawn revolving credit facility.

Cash and cash equivalents decreased by $1.4 million during the quarter. The Company’s cash flows from operating, investing and financing activities during the period are summarized as follows:

•	Cash provided from operating activities of $18.0 million;

•	Cash used in financing activities of $3.5 million, including:
•$3.2 million on repayment of debt facilities.
•$2.1 million on repayment of lease obligations; and
•$0.8 million on financing costs;
offset by:
•$2.6 million proceeds from exercise of stock options.

•	Cash used in investing activities of $17.1 million, primarily related to:

•	$12.1 million spent on mine development and exploration activities; and

•	$5.0 million spent on purchase of property, plant and equipment.

Working capital as at March 31, 2017 was $136.8 million compared to $130.6 million at December 31, 2016.

Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company monitors its capital structure and, based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares annual

First Majestic Silver Corp. 2017 First Quarter Report	Page 24

budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The Company is not subject to any externally imposed capital requirements with the exception of complying with covenants defined in the debt facilities. As at March 31, 2017 and December 31, 2016, the Company was fully in compliance with these covenants.

Contractual Obligations and Commitments

As at March 31, 2017, the Company’s contractual obligations and commitments are summarized as follows:

	Contractual	Less than	1 to 3	4 to 5	After 5
	Cash Flows	1 year	years	years	years
Trade and other payables	$26,856	$26,856	$—	$—	$—
Debt facilities	44,247	14,293	29,954	—	—
Finance lease obligations	6,432	4,977	1,455	—	—
Other liabilities	2,241	—	2,241	—	—
Purchase obligations and commitments	5,335	3,174	2,161	—	—
	$85,111	$49,300	$35,811	$—	$—

Management is of the view that the above contractual obligations and commitments will be sufficiently funded by current working capital, future operating cash flows, and available debt facilities as at the date of this MD&A.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business and VAT and other receivables (Note 11).

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through four international customers. Silver-lead concentrates and related base metal by-products are sold primarily through two international customers. All of the Company's customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and contractual obligations.

Based on the Company's current operating plan, the Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months. If commodity prices in the metal markets were to decrease significantly, or the Company was to deviate significantly from its operating plan, the Company may need further injection of capital to address its cash flow requirements.

First Majestic Silver Corp. 2017 First Quarter Report	Page 25

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives. The foreign currency derivatives are not designated as hedging instruments for accounting purposes.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

	March 31, 2017
	Cash and cash equivalents	Trade and other receivables	Other financial assets	Trade and other payables	Foreign exchange derivative	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$44,879	$203	$10,655	($1,253)	$—	$54,484	$5,448
Mexican peso	9,343	9,451	—	(12,830)	2,000	7,964	796
	$54,222	$9,654	$10,655	($14,083)	$2,000	$62,448	$6,244

	December 31, 2016
	Cash and cash equivalents	Trade and other receivables	Other financial assets	Trade and other payables	Foreign exchange derivative	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$44,239	$391	$11,255	($1,558)	$—	$54,327	$5,433
Mexican peso	7,877	9,729	—	(10,916)	14,000	20,690	2,069
	$52,116	$10,120	$11,255	($12,474)	$14,000	$75,017	$7,502

Commodity Price Risk

The Company is exposed to commodity price risk on silver, gold, lead and zinc, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use derivative instruments to hedge its commodity price risk to silver.

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

				March 31, 2017
	Effect of +/- 10% change in metal prices
	Silver	Gold	Lead	Zinc	Total
Metals subject to provisional price adjustments	$413	$66	$169	$32	$680
Metals in doré and concentrates inventory	69	69	19	4	161
	$482	$135	$188	$36	$841

				December 31, 2016
	Effect of +/- 10% change in metal prices
	Silver	Gold	Lead	Zinc	Total
Metals subject to provisional price adjustments	$468	$94	$223	$37	$822
Metals in doré and concentrates inventory	196	160	7	4	367
	$664	$254	$230	$41	$1,189

Political and Country Risk

First Majestic currently conducts foreign operations primarily in México, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, high rates of inflation, extreme fluctuations in foreign currency exchange rates, import and export tariffs and regulations,

First Majestic Silver Corp. 2017 First Quarter Report	Page 26

cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect the Company’s exploration, development and production activities.

Environmental and Health and Safety Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, and mine reclamation rules and permits. The Company has complied with environmental taxes applied to the use of certain fossil fuels according to the Kyoto Protocol. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While the health and safety of our people and responsible environmental stewardship are our top priorities, there can be no assurance that First Majestic has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant’s assets to satisfy the judgment amount. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, and title may be affected by undetected defects. However, management is not aware of any such agreements, transfers or defects.

In April 2013, the Company received a positive judgment on the First Silver litigation from the Supreme Court of British Columbia (the “Court”), which awarded the sum of $93.8 million in favour of First Majestic against Hector Davila Santos (the “Defendant”). The Company received a sum of $14.1 million in June 2013 as partial payment of the judgment, leaving an unpaid amount of approximately $61.2 million (CAD$81.5 million). As part of the ruling, the Court granted orders restricting any transfer or encumbrance of the Bolaños Mine by the defendant and limiting mining at the Bolaños Mine. The orders also require that the defendant to preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine. However, there can be no guarantee that the remainder of the judgment amount will be collected and it is likely that it will be necessary to take additional action in Mexico and/or elsewhere to recover the balance. Therefore, as at March 31, 2017, the Company has not accrued any of the remaining $61.2 million (CAD$81.5 million) unrecovered judgment in favour of the Company.

OTHER FINANCIAL INFORMATION

Share Repurchase Program

The Company has an ongoing share repurchase program to repurchase up to 5% of the Company’s issued and outstanding shares. The normal course issuer bids will be carried through the facilities of the Toronto Stock Exchange and alternative

First Majestic Silver Corp. 2017 First Quarter Report	Page 27

Canadian marketplaces. No shares were repurchased during the three months ended March 31, 2017 and year ended December 31, 2016.

Off-Balance Sheet Arrangements

At March 31, 2017, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than contingent liabilities and vendor liability and interest, as disclosed in this MD&A and the consolidated financial statements and the related notes.

Related Party Disclosures

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

As at March 31, 2017, the Company has a $0.2 million (December 31, 2016 - $0.3 million) promissory notes receivable from First Mining Finance Corp., a related party, which was previously repayable on demand with an interest rate of 9% per annum. In July 2016, the Company entered into a settlement agreement with First Mining to settle $0.5 million of the balance in common shares of First Mining with a fair market value of $0.7 million, and the remaining balance in twelve equal monthly cash payments ending in June 2017.

There were no other significant transactions with related parties outside of the ordinary course of business during the three months ended March 31, 2017.

Outstanding Share Data

As at the date on which this MD&A was approved and authorized for issue by the Board of Directors, the Company has 165,100,339 common shares issued and outstanding.

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS as issued by IASB requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates. There were no changes in critical accounting judgments and estimates that were significantly different from those disclosed in the Company’s annual MD&A as at and for the year ended December 31, 2016.

Future Changes in Accounting Policies Not Yet Effective as at March 31, 2017

Revenue Recognition

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is currently mandatory for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact of applying this standard, primarily reviewing its doré and concentrate sales agreements. The Company does not anticipate any changes in the gross amounts of revenue but the timing of revenue recognized may differ under the new standard if the timing of transfer of control to customers is deferred and/or if there are additional performance obligations which are currently not recognized separately, such as shipping and insurance services arranged by the Company on behalf of its customers.

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments ("IFRS 9") to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. IFRS 9 also includes a substantially reformed approach to hedge

First Majestic Silver Corp. 2017 First Quarter Report	Page 28

accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact of applying this standard. The expected impact of applying this standard includes the potential designation of equity securities as financial assets at fair value through other comprehensive income, resulting in changes in fair value recognized in other comprehensive income. The new expected credit loss impairment model and reformed approach to hedge accounting is not expected to have a significant impact on the Company's consolidated financial statements.

Finance leases

In January 2016, the IASB published a new accounting standard, IFRS 16 – Leases ("IFRS 16") which supersedes IAS 17 – Leases. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted, if IFRS 16 – Revenue from Contracts with Customers, has also been applied. Upon the adoption of IFRS 16, the Company anticipates to record a material balance of lease assets and associated lease liabilities related to leases with a term of 12 months or more previously classified as operating leases on the Consolidated Balance Sheet at January 1, 2019. Due to the recognition of additional lease assets and liabilities, a higher amount of depreciation expense and interest on lease liabilities will be recorded under IFRS 16 compared to the current standard. Additionally, a corresponding reduction in production costs is expected. Lastly, the Company expects a positive impact on operating cash flows with a corresponding increase in financing cash outflows under IFRS 16. The Company has not quantified these impacts at this time.

NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Cash costs per ounce”, “Production cost per tonne”, “All-in sustaining costs per ounce”, “Average realized silver price”, “Adjusted earnings per share”, “Cash flow per share” and "Working capital” to supplement its consolidated financial statements, which are presented in accordance with IFRS. The terms IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cash Cost per Ounce, All-In Sustaining Cost per Ounce and Production Cost per Tonne

Cash costs per ounce and total production cost per tonne are non-GAAP measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and are widely reported in the mining industry as benchmarks for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures.

All-in sustaining cost (“AISC”) is a non-GAAP measure and was calculated based on guidance provided by the World Gold Council (“WGC”) in June 2013. WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus development capital expenditures. AISC is a more comprehensive measure than cash cost per ounce for the Company’s consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its current operations.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures, corporate general and administrative expense, share-based payments and reclamation cost accretion. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes this measure

First Majestic Silver Corp. 2017 First Quarter Report	Page 29

represents the total sustainable costs of producing silver from current operations, and provides additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new project and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

The following tables provide a detailed reconciliation of these measures to cost of sales, as reported in notes to our consolidated financial statements.

(expressed in thousands of U.S. dollars,	Three Months Ended March 31, 2017
except ounce and per ounce amounts)	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Production cost (A)	$12,166	$7,441	$6,077	$4,080	$4,263	$2,751	$36,778
Add: transportation and other selling cost	114	24	138	235	91	162	764
Add: smelting and refining cost	158	168	1,201	1,836	82	299	3,744
Add: environmental duty and royalties cost	123	24	44	32	50	29	302
Total cash cost before by-product credits (B)	$12,561	$7,657	$7,460	$6,183	$4,486	$3,241	$41,588
Deduct: By-product credits attributed to
Gold by-product credits	(11,669)	(28)	(207)	—	(1,856)	(2,098)	(15,858)
Lead by-product credits	—	—	(1,796)	(5,330)	—	—	(7,126)
Zinc by-product credits	—	—	(923)	—	—	—	(923)
Total by-product credits	($11,669)	($28)	($2,926)	($5,330)	($1,856)	($2,098)	($23,907)
Total cash cost (C)	$892	$7,629	$4,534	$853	$2,630	$1,143	$17,681
Workers’ participation	—	84	27	335	102	(27)	521
General and administrative expenses	—	—	—	—	—	—	4,295
Share-based payments	—	—	—	—	—	—	2,291
Accretion of decommissioning liabilities	42	56	39	38	27	20	222
Sustaining capital expenditures	1,738	735	1,710	1,347	790	992	7,353
All-In Sustaining Costs (D)	$2,672	$8,504	$6,310	$2,573	$3,549	$2,128	$32,363
Payable silver ounces produced (E)	580,553	704,649	455,354	323,425	409,672	179,701	2,653,353
Tonnes milled (F)	230,050	266,510	140,592	79,108	69,563	36,514	822,336

Total cash cost per ounce, before by-product credits (B/E)	$21.64	$10.87	$16.39	$19.13	$10.95	$18.03	$15.82
Total cash cost per ounce (C/E)	$1.54	$10.83	$9.96	$2.65	$6.42	$6.36	$6.68
All-in sustaining cost per ounce (D/E)	$4.61	$12.07	$13.86	$7.95	$8.66	$11.84	$12.21
Production cost per tonne (A/F)	$52.90	$27.92	$43.22	$51.58	$61.28	$75.33	$44.72

Gold by-product credits per ounce	($20.10)	($0.04)	($0.45)	$—	($4.53)	($11.67)	($5.98)
Lead by-product credits per ounce	—	—	(3.94)	(16.48)	—	—	(2.69)
Zinc by-product credits per ounce	—	—	(2.03)	—	—	—	(0.35)
Total by-product credits per ounce	($20.10)	($0.04)	($6.43)	($16.48)	($4.53)	($11.67)	($9.01)

First Majestic Silver Corp. 2017 First Quarter Report	Page 30

(expressed in thousands of U.S. dollars,	Three Months Ended March 31, 2016
except ounce and per ounce amounts)	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Production cost (A)	$10,198	$6,602	$5,358	$4,630	$4,045	$2,894	$33,727
Add: transportation and other selling cost	99	168	446	270	124	99	1,206
Add: smelting and refining cost	221	260	3,293	1,872	115	719	6,480
Add: environmental duty and royalties cost	127	26	66	25	47	28	319
Total cash cost before by-product credits (B)	$10,645	$7,056	$9,163	$6,797	$4,331	$3,740	$41,732
Deduct: By-product credits attributed to
Gold by-product credits	(12,850)	(33)	(127)	—	(1,531)	(2,061)	(16,602)
Lead by-product credits	—	—	(2,913)	(3,990)	—	—	(6,903)
Zinc by-product credits	—	—	(3,282)	—	—	—	(3,282)
Total by-product credits	($12,850)	($33)	($6,322)	($3,990)	($1,531)	($2,061)	($26,787)
Total cash cost (C)	($2,205)	$7,023	$2,841	$2,807	$2,800	$1,679	$14,945
Workers’ participation	—	42	—	—	90	—	132
General and administrative expenses	—	—	—	—	—	—	3,685
Share-based payments	—	—	—	—	—	—	1,147
Accretion of decommissioning liabilities	36	52	33	38	35	21	215
Sustaining capital expenditures	3,277	602	851	328	683	920	6,733
All-In Sustaining Costs (D)	$1,108	$7,719	$3,725	$3,173	$3,608	$2,620	$26,857
Payable silver ounces produced (E)	660,300	827,464	527,922	294,943	479,933	202,985	2,993,547
Tonnes milled (F)	242,539	189,140	151,916	86,869	75,863	43,265	789,591

Total cash cost per ounce, before by-product credits (B/E)	$16.12	$8.53	$17.36	$23.05	$9.02	$18.42	$13.94
Total cash cost per ounce (C/E)	($3.34)	$8.49	$5.39	$9.52	$5.83	$8.27	$5.00
All-in sustaining cost per ounce (D/E)	$1.68	$9.33	$7.06	$10.76	$7.52	$12.91	$8.97
Production cost per tonne (A/F)	$42.05	$34.91	$35.29	$53.30	$53.32	$66.88	$42.72

Gold by-product credits per ounce	($19.46)	($0.04)	($0.24)	$—	($3.19)	($10.15)	($5.54)
Lead by-product credits per ounce	—	—	(5.52)	(13.53)	—	—	(2.31)
Zinc by-product credits per ounce	—	—	(6.22)	—	—	—	(1.10)
Total by-product credits per ounce	($19.46)	($0.04)	($11.97)	($13.53)	($3.19)	($10.15)	($8.95)

Average Realized Silver Price per Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver doré bars and concentrates, including associated metal by-products of gold, lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The following is an analysis of the gross revenues prior to refining and smelting charges, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per IFRS. Gross revenues are divided into payable equivalent silver ounces sold to calculate the average realized price per ounce of silver equivalents sold.

	Three Months Ended March 31,
	2017	2016
Revenues as reported	$69,106	$66,509
Add back: smelting and refining charges	3,753	6,480
Gross revenues	72,859	72,989
Less: Sandstorm gold revenues	(965)	(1,168)
Gross revenues, excluding Sandstorm (A)	$71,894	$71,821

Payable equivalent silver ounces sold	4,283,944	5,022,401
Less: Payable equivalent silver ounces sold to Sandstorm	(187,354)	(260,788)
Payable equivalent silver ounces sold, excluding Sandstorm (B)	4,096,590	4,761,613

Average realized price per ounce of silver sold (A/B)(1)	$17.55	$15.08
Average market price per ounce of silver per COMEX	$17.45	$14.87

(1)
Average realized price per ounce of silver sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to fourth-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one month after delivery to the customer, based on the market price at that time. The mark-to-market adjustments do not apply to doré sales.

First Majestic Silver Corp. 2017 First Quarter Report	Page 31

Adjusted Earnings per Share (“Adjusted EPS”)

The Company uses the financial measure “Adjusted EPS” to supplement information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The Company excludes non-cash and unusual items from net earnings to provide a measure which allows the Company and investors to evaluate the operating results of the underlying core operations. The presentation of Adjusted EPS is not meant to be a substitute for EPS presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

The following table provides a detailed reconciliation of net earnings as reported in the Company’s consolidated financial statements to adjusted net earnings and Adjusted EPS.

	Three Months Ended March 31,
	2017	2016
Net earnings (loss) as reported	$2,720	($7,433)
Adjustments for non-cash or unusual items:
Deferred income tax (recovery) expense	(920)	7,837
Share-based payments	2,291	1,147
Loss (gain) from investment in derivatives and marketable securities	139	(1,017)
Recovery of mineral inventory	(525)	(745)
Loss from fair value adjustment of prepayment facilities	—	1,255
Loss on early settlement of prepayment facilities	—	3,506
Adjusted net earnings	$3,705	$4,550
Weighted average number of shares on issue - basic	164,816,133	155,692,432
Adjusted EPS	$0.02	$0.03

Cash Flow per Share

Cash Flow per Share is determined based on operating cash flows before movements in working capital and income taxes, as illustrated in the consolidated statements of cash flow, divided by the weighted average shares outstanding during the period.

	Three Months Ended March 31,
	2017	2016
Operating Cash Flows before Working Capital and Taxes	$26,618	$24,972
Weighted average number of shares on issue - basic	164,816,133	155,692,432
Cash Flow per Share	$0.16	$0.16

Working Capital and Available Liquidity

Working capital is determined based on current assets and current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency. Available liquidity includes the Company's working capital and undrawn revolving credit facility.

	March 31, 2017	December 31, 2016
Current Assets	$181,406	$180,199
Less: Current Liabilities	(44,589)	(49,572)
Working Capital	$136,817	$130,627
Available Undrawn Revolving Credit Facility	8,782	8,782
Available Liquidity	$145,599	$139,409

First Majestic Silver Corp. 2017 First Quarter Report	Page 32

ADDITIONAL GAAP MEASURES

The Company uses additional financial measures which should be evaluated in conjunction with IFRS. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The following additional GAAP measures are used:

Mine Operating Earnings
Mine operating earnings represents the difference between revenue less mine operating costs. Management believes that mine operating earnings provides useful information to investors because mine operating earnings excludes expenses not directly associated with commercial production.

Operating Cash Flows before Working Capital and Taxes
Operating cash flows before working capital and taxes represents cash flows generated from operations before changes in working capital and income taxes paid. Management believes that this measure allows investors to evaluate the Company’s pre-tax cash flows generated from operations adjusted for fluctuations in non-cash working capital items due to timing issues and the Company’s ability to service its debt.

The terms described above do not have a standardized meaning prescribed by IFRS, therefore the Company’s definitions may not be comparable to similar measures presented by other companies.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of March 31, 2017, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

•	maintaining records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS;

•	provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

First Majestic Silver Corp. 2017 First Quarter Report	Page 33

There has been no change in the Company's internal control over financial reporting during the three months ended March 31, 2017 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

CAUTIONARY STATEMENTS

Cautionary Note regarding Forward-Looking Statements

Certain information contained herein this MD&A constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, without limitation: the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project delays or cost overruns or unanticipated excessive operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change other than as required by securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

Cautionary Note regarding Reserves and Resources

Mineral reserves and mineral resources are determined in accordance with National Instrument 43-101 (“NI 43-101”), issued by the Canadian Securities Administrators. This National Instrument lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources. This includes a requirement that a certified Qualified Person (“QP”) (as defined under the NI 43-101) supervises the preparation of the mineral reserves and mineral resources. Ramon Mendoza, P. Eng., Vice President of Technical Services and Jesus Velador, Ph.D., Director of Exploration, are certified QPs for the Company. Ramon Mendoza has reviewed this MD&A for QP technical disclosures. All NI 43-101 technical reports can be found on the Company’s website at www.firstmajestic.com or on SEDAR at www.sedar.com.

Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Resources

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian NI 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”). Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical

First Majestic Silver Corp. 2017 First Quarter Report	Page 34

average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

Additional Information

Additional information on the Company, including the Company’s Annual Information Form and the Company’s audited consolidated financial statements for the year ended December 31, 2016, is available on SEDAR at www.sedar.com and on the Company’s website at www.firstmajestic.com.

First Majestic Silver Corp. 2017 First Quarter Report	Page 35